EXHIBIT 23.3

Independent Auditors’ Consent

The Board of Directors and Shareholders

Host Marriott Corporation:

We consent to the use of our report dated February 23, 2004, with respect to the consolidated balance sheets of Host Marriott Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

Our report refers to the adoption by Host Marriott Corporation of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in 2002.

/s/    KPMG LLP

McLean, Virginia

April 15, 2004